SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                20 February 2006


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1. Transaction in Own Shares announcement made on 08 February 2006
             2. Transaction in Own Shares announcement made on 10 February 2006
             3. Transaction in Own Shares announcement made on 14 February 2006
             4. Transaction in Own Shares announcement made on 15 February 2006
             5. Transaction in Own Shares announcement made on 15 February 2006
             6. Director/PDMR Shareholding announcement made on 16 February 2006
             7. Director/PDMR Shareholding announcement made on 16 February 2006
             8. Transaction in Own Shares announcement made on 16 February 2006
             9. Transaction in Own Shares announcement made on 17 February 2006

Enclosure No. 1

Wednesday 8 February 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 2,895 ordinary shares at a price of 154 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 240,236,765 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,395,134,464.



                                  --: ends :--

Enclosure No. 2

Friday 10 February 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 4,000,000 ordinary shares at a price of 210.77 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 244,236,765 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,391,141,036.



                                   -: Ends :-

Enclosure No. 3

Tuesday 14 February 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,000,000 ordinary shares at a price of 214.4988 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 246,236,765 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,389,141,036.


                                   -: Ends :-

Enclosure No. 4

Wednesday 15 February 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 6,098 ordinary shares at a price of 199.50 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 246,230,667 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,389,147,134.



                                  --: ends :--

Enclosure No. 5

Wednesday 15 February 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,000,000 ordinary shares at a price of 213.64 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 248,230,667 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,387,147,134.



                                   -: Ends :-

Enclosure No. 6


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

SIR CHRISTOPHER BLAND

BEN VERWAAYEN

ANDY GREEN

HANIF LALANI

IAN LIVINGSTON

PAUL REYNOLDS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HALIFAX CORPORATE TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

RECOVERY OF 8,332 BT GROUP SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN FROM AWARDS MADE TO NON-ELIGIBLE INDIVIDUALS.


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HALIFAX CORPORATE TRUSTEES LIMITED

8 State the nature of the transaction

RECOVERY OF 8,332 BT GROUP SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN FROM AWARDS MADE TO NON-ELIGIBLE INDIVIDUALS.


9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

14. 2.06 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

15.2.06

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 15 FEBRUARY 2006 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 24,809,976 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 45,632 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

JOHN CHALLIS - 020 7356 4086

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN CHALLIS

Date of notification

16.2.06

END

Enclosure No. 7


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


--------------------------------------------------------------------------------


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

SIR CHRISTOPHER BLAND

ANDY GREEN

HANIF LALANI

PAUL REYNOLDS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HALIFAX CORPORATE NOMINEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

REINVESTMENT OF INTERIM DIVIDENDS IN FURTHER SHARES UNDER THE TERMS OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HALIFAX CORPORATE NOMINEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).

8 State the nature of the transaction

REINVESTMENT OF INTERIM DIVIDENDS IN FURTHER SHARES UNDER THE TERMS OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.

9. Number of shares, debentures or financial instruments relating to shares acquired

ALL SHARES ARE HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED:


SIR CHRISTOPHER BLAND - 7 SHARES

ANDY GREEN - 10 SHARES

PAUL REYNOLDS - 76 SHARES

HANIF LALANI - 76 SHARES


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

214.50 pence

14. Date and place of transaction

14 FEBRUARY 2006 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

SIR CHRISTOPHER BLAND

PERSONAL HOLDING: 674,257 ORDINARY SHARES

BT GROUP RETENTION SHARE PLAN: 299,753 SHARES

BT GROUP LEGACY OPTION PLAN: OPTIONS OVER 314,244 SHARES



ANDY GREEN

PERSONAL HOLDING: 152,645 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 219,617 SHARES

BT GROUP INCENTIVE SHARE PLAN: 357,234 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 1,539,320 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,712 SHARES.


PAUL REYNOLDS

PERSONAL HOLDING: 98,050 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 205,627 SHARES

BT GROUP INCENTIVE SHARE PLAN: 320,087 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 1,448,764 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 4,555 SHARES.


HANIF LALANI

PERSONAL HOLDING: 14,360 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 83,692 SHARES

BT GROUP INCENTIVE SHARE PLAN: 247,855 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 649,851 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,346 SHARES.


16. Date issuer informed of transaction

15 FEBRUARY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 15 FEBRUARY 2006, UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 24,809,976 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 45,632 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

JOHN CHALLIS - 020 7356 4086

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN CHALLIS

Date of notification

16 FEBRUARY 2006

END

Enclosure No. 8

Thursday 16 February 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,000,000 ordinary shares at a price of 212.36 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 250,230,667 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,385,147,134.



                                   -: Ends :-

Enclosure No. 9

Friday 17 February 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,000,000 ordinary shares at a price of 214.35 pence per share. The purchased shares will all be held as treasury shares.


Following the above purchase, BT Group plc holds 252,230,667 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,383,147,134.



                                   -: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date   20 February 2006